Exhibit (a)(1)(K)

ELECTION FORM
HOME DEPOT OF CANADA INC.
RETIREMENT INCOME PLAN

Your election must be received no later than 5:00 P.M., New York City time, on August 13, 2007, to be included in the tabulation, unless the Tender Offer is extended.

In accordance with The Home Depot, Inc. Offer to Purchase dated July 10, 2007, a copy of which I have received, I hereby instruct Sun Life Assurance Company of Canada (“Sun Life”) to tender or not to tender shares of Home Depot common stock allocated to my Retirement Plan account prior to the expiration of such Offer to Purchase, as follows:

☐	1. I DO NOT WANT TO TENDER SHARES.

☐	2. I WANT TO MAXIMIZE the chance of having The Home Depot, Inc. (the “Company”) purchase all of the shares I tender. Accordingly, by checking this ONE BOX INSTEAD OF ONE OR MORE OF THE PRICE BOXES BELOW I am willing to accept the purchase price determined by the Company pursuant to the Tender Offer. This action could result in receiving a price per share as low as $39.00.

☐	3. By writing a percentage in one or more of the spaces below INSTEAD OF CHECKING THE BOX ABOVE, I elect to tender shares at the price( s) indicated. This action could result in none of the shares being purchased if the purchase price for the shares is less than the price(s) selected. If the purchase price for the shares is equal to or greater than the price(s) selected, then the shares purchased by the Company will be purchased at the purchase price.

% at $39.00	% at $40.00	% at $41.00	% at $42.00	% at $43.00	% at $44.00
% at $39.25	% at $40.25	% at $41.25	% at $42.25	% at $43.25
% at $39.50	% at $40.50	% at $41.50	% at $42.50	% at $43.50
% at $39.75	% at $40.75	% at $41.75	% at $42.75	% at $43.75

Note:  The sum of the percentages you write in must not exceed 100%. If the sum of all such percentages exceeds 100%, none of the shares allocated to your account will be tendered.

You understand that Sun Life has the sole authority under the Retirement Plan to tender Plan Shares as described herein. However, under the terms of the Retirement Plan, each participant or beneficiary, including you, must instruct Sun Life to offer the Plan Shares allocated to your account under the Retirement Plan for sale in accordance with the terms of the tender offer. Sun Life will not act without those instructions.

If valid instructions to tender Plan Shares are not received by 5:00 p.m., New York City time, on August 13, 2007, the Plan Shares allocated to your Retirement Plan account will not be tendered, unless the Company extends the Offer in which case valid instructions to tender Plan Shares must be received no later than 5:00 p.m., New York City time, on the date that is three (3) business days prior to the new expiration date. Please note that your instructions as to whether or not you tender will be kept confidential from the Company. You also may request Sun Life to withdraw any tender instruction you have previously submitted, as long as you do so prior to 5:00 p.m., New York City time, on August 13, 2007 by delivering a withdrawal notice to Computershare. If the tender offer is extended, then you must ensure that Computershare receives any withdrawal notice or election forms that you send by 5:00 p.m., New York City time, on the date that is three (3) business days before the new expiration date. The request to withdraw the information sent to Computershare must: (i) specify the name of the participant or beneficiary who has made the instruction that is being withdrawn, and (ii) specify the name of the participant or beneficiary in the same manner as the original signature on the Election Form by which the instruction that is being withdrawn was made.

Signature	, 2007 Date

Incorrectly completed or unsigned forms will be discarded in the Tender Offer.